Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Post Effective-Amendment No. 1 to the Form S-3 on Form S-1 Registration Statement of Inspired Entertainment, Inc. [File No. 333-217215] of our report dated December 4, 2017, with respect to our audits of the consolidated financial statements of Inspired Entertainment (formerly known as DMWSL 633 Limited), Inc. and Subsidiaries as of September 30, 2017 and September 24, 2016 and for the periods ended September 30, 2017, September 24, 2016 and September 26, 2015, which report appears in the Prospectus, which is part of this Post Effective-Amendment No. 1 to the Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

December 29, 2017